SULLIVAN & CROMWELL TELEPHONE: (03) 9635-1500 FACSIMILE: (03) 9654-2422 WWW.SULLCROM.COM	101 Collins Street Melbourne 3000 Australia SYDNEY BEIJING • HONG KONG • TOKYO LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS

March 19, 2013

Ms. Joanna Lam,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549,

U.S.A.

Re:	BHP Billiton Limited and BHP Billiton PLC (collectively, “BHP Billiton”) Form 20-F for Fiscal Year Ended June 30, 2012

Dear Ms. Lam:

I refer to Ms. Tia L. Jenkins’ letter to Mr. Graham Kerr of BHP Billiton dated March 5, 2013 and our conversation on March 11, 2013 regarding the due date for responding to Ms. Jenkins’ letter. BHP Billiton has requested an extension of ten additional business days of the due date in order to have sufficient time for compilation of the responses to the Staff’s comments and review by BHP Billiton’s officers and external advisers. BHP Billiton confirms that it intends to submit its responses to the Staff’s comments by April 2, 2013.

BHP Billiton appreciates your cooperation in extending the deadline for its response.

Sincerely,

/s/ Burr Henly
Burr Henly

cc:	Ms. Tia L. Jenkins
Mr. John Archfield
(Securities and Exchange Commission)

Mr. Graham Kerr
Mr. Nigel Chadwick
Mr. Brett Rix
(BHP Billiton Limited)

Sullivan & Cromwell practices only United States law in Australia.

Burr Henly is a registered foreign lawyer entitled to practice only United States law.